UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No    ☒

ITEM 1	– INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 1, 2022, KNOT Offshore Partners LP (the “Partnership”) held its previously-adjourned 2022 annual meeting of limited partners (the “2022 Annual Meeting”) at 3:00 P.M. (UK time) at One Elmfield Park, Bromley, BR1 1LU, United Kingdom. At the 2022 Annual Meeting, resolutions were passed (i) to elect Edward A. Waryas, Jr. as a Class I Director of the Partnership whose term will expire at the 2026 annual meeting of limited partners and (ii) to ratify the appointment of Ernst & Young AS as the Partnership’s independent public accounting firm for the fiscal year ending December 31, 2022.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS:

●	FORM F-3 (NO. 333-248518) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON SEPTEMBER 1, 2020; AND

●	FORM F-3 (NO. 333-227942) ORIGINALLY FILED WITH THE SEC ON OCTOBER 23, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: November 1, 2022

	By:	/s/ Gary Chapman
		Name:	Gary Chapman
		Title:	Chief Executive Officer and Chief Financial Officer

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